SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Final Amendment to

Schedule TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

EMERGENT CAPITAL, INC.

(Name of Subject Company (Issuer))

EMERGENT CAPITAL, INC.

(Name of Filing Person (Issuer))

8.5% SENIOR UNSECURED CONVERTIBLE NOTES DUE 2019

(Title of Class of Securities)

8.5% SENIOR UNSECURED CONVERTIBLE NOTES (CUSIP No. 452834AE4;
CUSIP No. 29102NAB1 (PIK Notes))

(CUSIP Number of Class of Securities)

Christopher J. O’Reilly, Esq.

General Counsel

Emergent Capital, Inc.

5355 Town Center Road,

Suite 701

Boca Raton, Florida 33486

(561) 995-4200

(Name, Address, and Telephone Numbers of Persons Authorized

to Receive Notices and Communications Behalf of Filing Person)

With a copy to:

Rodney H. Bell, Esq.

David S. Cole, Esq.

Holland & Knight LLP

701 Brickell Avenue

Miami, Florida 33131

(305) 374-8500

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Registration Fee(2)
$74,220,450 5.00% Senior Unsecured Notes Due 2023	$8,602.15
40,000,000 shares of common stock(3)	$927.20
Total	$9,529.35

(1)                                 Estimated solely for the purposes of calculating the filing fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended.

(2)                                 The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Act of 1934, as amended, by multiplying the transaction value by 0.0001159.  Previously paid.

(3)                                 40,000,000 shares of 0.01 par value common stock are offered pursuant to the rights offering at $0.20 per share.

☒                                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,529.35	Filing Party: Emergent Capital, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 18, 2017

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Final Amendment relates to the tender offer statement on Schedule TO and the related exhibits included therein (the “Offering Materials”) originally filed by Emergent Capital, Inc. (the “Company”) with the United States Securities and Exchange Commission (the “SEC”) on April 18, 2017, which was amended and supplemented by the Amendment No. 1 to Schedule TO filed with the SEC by the Company on May 16, 2017, by the Amendment No. 2 to Schedule TO filed with the SEC by the Company on May 26, 2017, by the Amendment No. 3 to Schedule TO filed with the SEC by the Company on June 7, 2017, by the Amendment No. 4 to Schedule TO filed with the SEC by the Company on June 12, 2017, by the Amendment No. 5 to Schedule TO filed with the SEC by the Company on June 21, 2017, by the Amendment No. 6 to Schedule TO filed with the SEC by the Company on June 27, 2017, by the Amendment No. 7 to Schedule TO filed with the SEC by the Company on June 29, 2017, by the Amendment No. 8 to Schedule TO filed with the SEC by the Company on July 7, 2017 and by the Amendment No. 9 to Schedule TO filed with the SEC by the Company on July 18, 2017 (as amended and supplemented, the “Schedule TO”).  The Company filed as Exhibit 99.(A)(1)(I) to the Schedule TO its offer to exchange dated April 18, 2017 (the “Offer to Exchange”), which was supplemented by the Supplement No. 1 to Offer to Exchange filed with the Amendment No. 2 to Schedule TO as Exhibit (a)(1)(vi), the Supplement No. 2 to Offer to Exchange filed with the Amendment No. 3 to Schedule TO as Exhibit (a)(1)(vii), the Supplement No. 3 to Offer to Exchange filed with the Amendment No. 5 to Schedule TO as Exhibit (a)(1)(viii) and the Supplement No. 4 to Offer to Exchange filed with the Amendment No. 6 to Schedule TO as Exhibit (a)(1)(ix).  This Final Amendment should be read in conjunction with the Schedule TO and the related exhibits included therein, as previously amended and supplemented.  Any capitalized term used in this Final Amendment and not defined has the meaning set forth in the Schedule TO.  Except as amended by this Final Amendment, the information disclosed in the Schedule TO and the exhibits thereto as previously filed remain unchanged.

This Final Amendment reports the results of the Offer to Exchange pursuant to Rule 13e-4(c)(4):

1.                                      The Offer to Exchange expired at 5:00 p.m., New York City time, July 26, 2017.

2.                                      $73,026,450 aggregate principal amount of Old Notes were validly tendered and not withdrawn prior to the expiration of the Offer to Exchange, and all of the Old Notes validly tendered and not withdrawn prior to the expiration of the Offer to Exchange were accepted for exchange by the Company in accordance with the terms of the Offer to Exchange.

3.                                      On July 28, 2017, the Company issued $75,836,966 aggregate principal amount of its New Unsecured Notes in exchange for the $73,026,450 aggregate principal amount of Old Notes which were validly tendered and not withdrawn prior to the expiration of the Offer to Exchange and to pay accrued and unpaid interest on all such Old Notes so tendered and accepted for exchange through and excluding the Settlement Date.

4.                                      Holders of Old Notes elected to purchase in the aggregate 40,000,000 shares of Rights Offering Common Stock in the Rights Offering at a price of $0.20 per share for an aggregate purchase price of $8,000,000.

5.                                      On July 28, 2017, the Company received $8,000,000 aggregate proceeds from those holders of Old Notes subscribing for Rights Offering Common Stock, and the Company issued to them an aggregate of 40,000,000 shares of Rights Offering Common Stock.

6.                                      The Company received sufficient consents in the Consent Solicitation to effect the Proposed Amendments, and on July 28, 2017, the Company and U.S. Bank, as trustee, executed and delivered the Supplemental Indenture, which has gone into effect and is operative.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMERGENT CAPITAL, INC.
	By:	/s/ CHRISTOPHER O’REILLY

		Name:	Christopher J. O’Reilly
		Title:	General Counsel
Dated: July 31, 2017

Exhibit Index

Exhibit Number	Exhibit
(a)(1)(i)*	Offer to Exchange, dated April 18, 2017.
(a)(1)(ii)*	Letter of Transmittal and Consent for use by holders of the Company’s 8.50% Senior Unsecured Convertible Notes, dated April 18, 2017.
(a)(1)(ii)(A)++	Amended and Restated Letter of Transmittal and Consent for use by holders of the Company’s 8.50% Senior Unsecured Convertible Notes, dated May 26, 2017.
(a)(1)(ii)(B)***	Amendment No. 1 to Amended and Restated Letter of Transmittal and Consent for use by holders of the Company’s 8.50% Senior Unsecured Convertible Notes, dated June 21, 2017.
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(iv)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(iv)(A)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.
(a)(1)(v)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(v)(A)**	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(vi)++	Supplement No. 1 to the Offer to Exchange, dated May 26, 2017.
(a)(1)(vii)+++	Supplement No. 2 to the Offer to Exchange, dated June 7, 2017.
(a)(1)(viii)***	Supplement No. 3 to the Offer to Exchange, dated June 21, 2017.
(a)(1)(ix)****	Supplement No. 4 to the Offer to Exchange, dated June 27, 2017.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)(A)*	Press Release, issued April 18, 2017.
(a)(5)(B)**	Press Release, issued May 15, 2017.
(a)(5)(C)+	Current Report on Form 8-K filed May 15, 2017.
(a)(5)(D)++	Press Release, issued May 26, 2017.
(a)(5)(E)+++	Press Release, issued June 7, 2017.
(a)(5)(F)††	Press Release, issued June 12, 2017.
(a)(5)(G)†††	Current Report on Form 8-K filed June 21, 2017.
(a)(5)(H)***	Press Release, issued June 21, 2017.
(a)(5)(I)****	Press Release, issued June 27, 2017.
(a)(5)(J)*****	Press Release, issued June 29, 2017.
(a)(5)(K)++++	Press Release, issued July 7, 2017.
(a)(5)(L)+++++	Press Release, issued July 18, 2017.
(a)(5)(M)	Press Release, issued July 31, 2017.
(b)(1)*	Form of Indenture between Emergent Capital, Inc. and U.S. Bank National Association, as Trustee.
(b)(1)(A)***	Revised Form of Indenture between Emergent Capital, Inc. and U.S. Bank National Association, as Trustee.
(b)(2)*	Form of 5.00% Senior Unsecured Convertible Note Due 2023 to be issued by Emergent Capital, Inc.
(b)(2)(A)***	Revised Form of Restricted 5.00% Senior Unsecured Convertible Note Due 2023 to be issued by Emergent Capital, Inc.
(b)(2)(B)***	Form of Unrestricted 5.00% Senior Unsecured Convertible Note Due 2023 to be issued by Emergent Capital, Inc.
(b)(3)++	Bridge Note made in favor of PJC Investments, LLC, dated May 15, 2017.
(b)(3)(A) *****	Amended and Restated Bridge Note made in favor of PJC Investments, LLC, dated June 28, 2017.
(d)(1)*

Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company’s 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

(d)(2)*

Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and the consenting holders of the Company’s 8.50% Senior Unsecured Convertible Notes Due 2019 party thereto.

(d)(3)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Bulldog Investors LLC.
(d)(4)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Bulldog Investors LLC.
(d)(5)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Rangeley Capital, LLC.
(d)(6)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Rangeley Capital, LLC.
(d)(7)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and NS Advisors, LLC.
(d)(8)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and NS Advisors, LLC.
(d)(9)+++†	Master Transaction Agreement, dated as of March 15, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Joel Lusman.
(d)(10)+++†	Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Joel Lusman.
(d)(11)+++†

Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P., and Ironsides Partners Special Situations Master Fund II L.P.

(d)(12)+++†

Amendment to Master Transaction Agreement, dated as of April 7, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P.

(d)(13)+++†

Master Transaction Agreement, dated as of March 15, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC.

(d)(14)+++†

Amendment to Master Transaction Agreement, dated as of April 7, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC.

(d)(15)+++†	Master Transaction Agreement, dated as of May 12, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Integrated Core Strategies (US) LLC.
(d)(16)***	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Bulldog Investors LLC.
(d)(17)***	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Rangeley Capital, LLC.
(d)(18)***	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and NS Advisors, LLC.

(d)(19)***	Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Joel Lusman.
(d)(20)***

Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Ironsides P Fund L.P. and Ironsides Partners Special Situations Master Fund II L.P.

(d)(21)***

Amendment No. 2 to Master Transaction Agreement, dated as of June 19, 2017, by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and each of Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, Nantahala Capital Partners SI, LP, Blackwell Partners LLC — Series A, Silver Creek CS SAV, L.L.C. and Fort George Investments, LLC.

(d)(22)***

Amendment No. 1 to Master Transaction Agreement, dated as of June 19, 2017 by and among Emergent Capital, Inc., PJC Investments, LLC, a Texas limited liability company, and Integrated Core Strategies (US) LLC.

(g)	None.
(h)	None.

*                                         Incorporated by reference to the Company’s Schedule TO filed with the SEC on April 18, 2017.

**                                  Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on May 16, 2017.

+                                         Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on May 16, 2017.

++                                  Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on May 26, 2017.

+++                           Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on June 7, 2017.

†                                         Certain portions of the exhibit have been omitted pursuant to a request for confidential treatment.  An unredacted copy of the exhibit has been filed with the United States Securities and Exchange Commission separately pursuant to the request for confidential treatment.

††                                  Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on June 12, 2017.

†††                           Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on June 19, 2017.

***                           Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on June 21, 2017.

****                    Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on June 27, 2017.

*****             Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on June 29, 2017.

++++                  Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on July 7, 2017.

+++++           Incorporated by reference to the Company’s Schedule TO-I/A filed with the SEC on July 18, 2017.